
April 11, 2012

Via E-mail
Mr. Xiuyong Zhang
Chief Financial Officer
Fuwei Films (Holdings) Co., Ltd.
No. 387 Dongming Road, Weifang Shandong
People's Republic of China, 261061

> **RE: Fuwei Films (Holdings) Co., Ltd.**
> **Form 20-F for the Year Ended December 31, 2010**
> **Filed March 25, 2011**
> **Form 20-F/A for the Year Ended December 31, 2010**
> **Filed December 2, 2011**
> **Form 20-F/A for the Year Ended December 31, 2010**
> **Filed March 21, 2012**
> **Response dated March 21, 2012**
> **File No. 1-33176**

Dear Mr. Zhang:

We have reviewed your response letter dated March 21, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2010

Item 15. Controls and Procedures, page 77

1. We note your response to comment one from our letter dated March 9, 2012. In light of the fact that a material weakness existed with respect to your lack of knowledge and experience with U.S. GAAP, your certifying officers' conclusion that your disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report, does not appear reasonable. However, we note that you will be filing your 2011 Form 20-F relatively soon. If you confirm to us that you will conclude that *both* internal control over

financial reporting and disclosure controls and procedures were ineffective in that report we will have no further comment regarding this issue at this time.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3689 if you have questions regarding these comments.

Sincerely,

/s/ John Hartz

John Hartz
Senior Assistant
Chief Accountant